SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 AMENDMENT NO. 2


                                   NWH, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   6385601025
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Jeffrey S. Lambert
                        Strome Investment Management L.P.
                         100 Wilshire Blvd., 15th Floor
                             Santa Monica, CA 90401
                                 (310) 917-6600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                August 8, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                              (Page 1 of 13 Pages)

                                  SCHEDULE 13D

CUSIP No. 6385601025                                          Page 2 of 13 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
        Strome Investment Management, L.P.

1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        #95-4450882
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        WC
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 0

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                306,000
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 0

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                306,000
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          306,000
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          9.995%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          PN, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 6385601025                                          Page 4 of 13 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
        SSCO, Inc.
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        95-4450883
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        WC
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 0

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                306,000
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 0

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                306,000
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          306,000
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          9.995%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          CO, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 6385601025                                          Page 5 of 13 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1
        Mark E. Strome
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        WC
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]


--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       United States

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 0

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                306,000
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 0

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                306,000
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          306,000
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          9.995%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          IN, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 6385601025                                          Page 5 of 13 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John P. Francis
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        WC
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       United States

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 0

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                306,000
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 0

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                306,000
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          306,000
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          9.995%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          IN, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 6385601025                                          Page 6 of 13 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
        Strome Hedgecap Fund, L.P.
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        95-4385662
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        WC
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 0

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                183,600
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 0

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                183,600
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          183,600
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          5.997%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 6385601025                                          Page 7 of 13 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
        Strome Hedgecap Limited
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
5
        WC
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
       Cayman Islands

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 0

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                122,400
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 0

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                122,400
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          122,400
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          3.998%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 6385601025                                          Page 8 of 13 Pages
----------------------                                        ------------------

INTRODUCTION

      This Amendment No. 2 relates to the Schedule 13D filed on behalf of (i) Strome Hedgecap Fund, L.P., a Delaware limited partnership, (ii) Strome Investment Management, L.P., a registered investment adviser and sole investment advisor to SHCF, (iii) SSCO, Inc., as sole general partner of SIM and (iv) Mark
E. Strome, a settlor and trustee of The Mark E. Strome Living Trust, dated January 16, 1997, as the controlling shareholder of SSCO, Inc., (collectively, the "Reporting Persons") with the Securities and Exchange Commission on October 1, 2001, as amended by Amendment No. 1 filed on January 25, 2002 (the "Schedule 13D"). Items 1, 4, 5 and 7 of the Schedule 13D are amended and supplemented as follows:

ITEM 1.     SECURITY AND ISSUER.

The number of issued and outstanding shares of Common Stock as of June 25, 2002, was 3,061,400, according to the Company's Proxy Statement for the 2002 Annual Meeting.

ITEM 4.     PURPOSE OF TRANSACTION.

On August 8, 2002, the Reporting Persons delivered a letter to the Company (the "Letter"), expressing their disappointment that, even though almost a year has passed since the Reporting Persons' letter to the Company, dated October 1, 2001, outlined the Reporting Persons' concerns to the Company, the Company has failed to take steps to alleviate those concerns. The Letter again urges management and the board of directors of the Company to take immediate steps to maximize shareholder value by selling ENS, the Company's principal operating subsidiary, and distributing the Company's capital to its shareholders via a liquidating dividend. A copy of the Letter is attached hereto as Exhibit G.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

      (i) SHCF beneficially owns 183,600 shares of Common Stock and is the beneficial owner of 5.997% of the Common Stock.

      (ii) SHL beneficially owns 122,400 shares of Common Stock and is the beneficial owner of 3.998% of the Common Stock.

      (iii) SIM, as the sole investment advisor to SHCF, beneficially owns 306,000 shares of Common Stock and is the beneficial owner of 9.995% of the Common Stock.

      (iv) Francis, as the portfolio manager of SIM, beneficially owns 306,000 shares of Stock and is the beneficial owner of 9.995% of the Common Stock.

CUSIP No. 6385601025                                          Page 9 of 13 Pages
----------------------                                        ------------------


      (v) SSCO, as the general partner of SIM, beneficially owns 306,000 shares of Stock and is the beneficial owner of 9.995% of the Common Stock.

      (vi) Strome, as a settlor and trustee of The Mark E. Strome Living Trust dated January 16, 1997, which trust is the controlling shareholder of SSCO, beneficially owns 306,000 shares of Common Stock and is the beneficial owner of 9.995% of the Common Stock.

      The Reporting Persons in the aggregate may be deemed to own an aggregate of 9.995% of the Common Stock.

(b) The table below sets forth for each Reporting Person, the numbers of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.


                        SHCF       SHL       SIM     FRANCIS     SSCO    STROME
                        ----       ---       ---     -------     ----    ------

 SOLE POWER TO           0          0         0         0          0        0
 VOTE/ DIRECT VOTE

 SHARED POWER TO      183,600    122,400   306,000   306,000    306,000  306,000
 VOTE/ DIRECT VOTE

 SOLE POWER TO           0          0         0         0          0        0
 DISPOSE/ DIRECT
 DISPOSITION

 SHARED POWER TO      183,600    122,400   306,000   306,000    306,000  306,000
 DISPOSE/ DIRECT
 DISPOSITION


(c) There have been no purchases or sales of the Company's stock by the Reporting Persons within the last sixty days, except that on June 17, 2002
      (i) SHCF sold 600 shares of Common Stock on the open market, at a price of $13.48 per share, and (ii) SHL sold 400 shares of Common Stock on the open market, at a price of $13.48 per share


ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT G   Letter dated August 8, 2002, from the Reporting Persons to the Board of Directors of NWH, Inc.

CUSIP No. 6385601025                                         Page 10 of 13 Pages
----------------------                                       -------------------


SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            August 8, 2002

Strome Investment Management, L.P.
By:  SSCO, Inc., general partner


By: /s/  Mark E. Strome
   --------------------------------
      Mark E. Strome
      President



SSCO, Inc.

By: /s/  Mark E. Strome
   --------------------------------
      Mark E. Strome
      President



Mark E. Strome



/s/  Mark E. Strome
-----------------------------------


STROME HEDGECAP FUND, L.P.
By:  Strome Investment Management, L.P., General Partner
      By its general partner, SSCO, Inc.



By: /s/  Mark E. Strome
   --------------------------------
      Mark E. Strome
      President



Strome Hedgecap Limited


By: /s/  Mark E. Strome
   --------------------------------
      Mark E. Strome
      Director



John P. Francis

/s/  John P. Francis
-----------------------------------

CUSIP No. 6385601025                                         Page 11 of 13 Pages
----------------------                                       -------------------

                                                                       EXHIBIT G


               [Letterhead of Strome Investment Management, LP]





August 8, 2002



Mr. Terrence Cassidy
NWH Inc.
156 West 56th Street
New York, NY 10019

Dear Mr. Cassidy:

Ten months ago, I wrote to express our concern that the common stock of NWH Inc.
(NWIR) was trading at a significant discount to its underlying net asset value
(NAV) and called for the company to take immediate action to maximize shareholder value. At that time, I argued that NWIR's stock was worth at least $18 per share but it traded at approximately $12 per share, a 33% discount to NAV. I said I believed NWIR's stock traded at a large discount to NAV because of market concerns related to company management and poor corporate governance. I am very disappointed to see that after nearly a year the company has failed to take steps to alleviate the aforementioned concerns. Consequently, I am writing again to urge management and the Board of Directors to take immediate steps to maximize shareholder value by selling ENS, NWIR's principal operating subsidiary, and distributing the company's capital to shareholders via a liquidating dividend.

NWIR HAS NOT ALLEVIATED INVESTORS' CONCERNS

During the past ten months, the company has made no progress in alleviating our previously outlined concerns. Specifically, (i) NWIR's stock still trades at a deep discount to NAV, (ii) NWIR still has no coherent business strategy, (iii) management has not articulated a prudent strategy for deploying NWIR's cash position and (iv) the Board of Directors continues to be populated with personal friends of management who hold insignificant investments in NWIR's stock. Finally, the Company has not articulated any plan that would assure shareholders of a future opportunity to exit our investment at a profit.

Management's letter sent to shareholders dated 3/14/02 provided NWIR investors with management's self-congratulatory description of how the capital obtained in the 1996 transaction with BellSouth has not been squandered in unprofitable investments during the subsequent six years. While NWIR investors appreciate the fact that catastrophic investment losses have been avoided, we must note that

CUSIP No. 6385601025                                         Page 12 of 13 Pages
----------------------                                       -------------------


management has failed to increase shareholder value during the past two years by not selling ENS to one of the consolidators in the electronic health market. Despite the increase in its revenues, ENS is worth less today than it was two years ago, because of the collapse in the valuation multiples accorded to E-health companies. Consequently, NWIR shareholders have been considerably and irreparably harmed by management's failure to sell ENS during this time.

Additionally, the 3/14/02 letter discusses management's efforts to identify acquisition opportunities in which to deploy the company's $35 million of liquid capital. I am appalled that management continues to consider this extremely risky strategy. I believe management could destroy significant shareholder value if it pursues this strategy because the operating companies available for NWIR to purchase with this small amount of capital are likely to be either (i) extremely risky venture-capital investments or (ii) distressed turn-around opportunities. In my view, NWIR does not possess management with the specialized skills necessary to succeed with either of these types of investments nor does it possess the capital necessary to create a prudently diversified portfolio of investments in either category. Consequently, management should discontinue its pursuit of acquisitions and return the firm's capital to its owners.

The result of NWIR's failure to address shareholder concerns is that the market has virtually ceased to exist for the company's stock. During the past ten months, it appears that no new investors have accumulated meaningful positions in NWIR stock, leaving the company as the sole buyer through its repurchase program. While I support NWIR's repurchase of shares at prices below NAV, I would greatly prefer that management provide (i) current investors with a reason to hold NWIR stock and (ii) new investors with a reason to buy it.

NWIR SHOULD SELL ENS AND RETURN CAPITAL TO SHAREHOLDERS

During the past two years, management has repeatedly told investors that it is considering a sale of ENS and a subsequent distribution of capital to shareholders. This is clearly the optimal strategy since it (i) ensures that shareholders receive full value for their shares and (ii) eliminates the risk that the firm's capital will be dissipated through poor investments and overhead expenses related to operating a publicly traded company.

NWIR should immediately take steps to sell ENS in order to mitigate the risk of a further decline in the value of this asset. I am deeply concerned that in the next two years federal HIPPA regulations will drive significant changes in the health insurance industry and the regulatory environment that could render ENS obsolete as a stand alone business. Consequently, management must immediately take steps to sell ENS in order to preserve the value of this investment.

After selling ENS, management should immediately return the firm's capital to shareholders via a liquidating dividend. This will ensure that shareholders, who have patiently waited many years for a return on their investment, will be adequately rewarded. Additionally, management should not attempt to deploy the firm's capital in new acquisitions, as this strategy will delay the ultimate return on investment for shareholders. Management should conduct any investment activities exclusively on a personal basis.

CUSIP No. 6385601025                                         Page 13 of 13 Pages
----------------------                                       -------------------


CONCLUSION:  SHAREHOLDERS WANT RESULTS NOW

In conclusion, I urge management and the Board to immediately sell ENS and distribute the company's cash to shareholders. This is the most prudent and least risky course of action for the Board to exercise its fiduciary responsibility toward shareholders.


Sincerely,

/s/ John P. Francis

John P. Francis
Portfolio Manager for Strome Hedgecap, LP and Strome Hedgecap, Ltd.


cc:  Board of Directors